EXHIBIT 11

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

Computation of Earnings Per Share

	Three Months Ended March 31		Nine Months Ended March 31
Amounts in millions except per share amounts	2011	2010	2011	2010
BASIC NET EARNINGS PER SHARE
Net earnings from continuing operations	$2,873	$2,585	$9,287	$8,761
Preferred dividends, net of tax benefit	51	49	167	149

Net earnings from continuing operations available to common shareholders	$2,822	$2,536	$9,120	$8,612
Net earnings from discontinued operations	$—	$—	$—	$1,790

Net earnings available to common shareholders	$2,822	$2,536	$9,120	$10,402

Basic weighted average common shares outstanding	2,802.2	2,898.2	2,810.5	2,912.1

Basic net earnings per common share - continuing operations	$1.01	$0.88	$3.24	$2.96
Basic net earnings per common share - discontinued operations	$—	$—	$—	$0.61

Basic net earnings per common share	$1.01	$0.88	$3.24	$3.57

DILUTED NET EARNINGS PER SHARE
Diluted net earnings from continuing operations	$2,873	$2,585	$9,287	$8,761
Diluted net earnings from discontinued operations	$—	$—	$—	$1,790

Diluted net earnings	$2,873	$2,585	$9,287	$10,551

Basic weighted average common shares outstanding	2,802.2	2,898.2	2,810.5	2,912.1
Add potential effect of:
Conversion of preferred shares	127.8	133.3	129.1	134.8
Exercise of stock options and other Unvested Equity awards	69.3	72.4	69.0	63.3

Diluted weighted average common shares outstanding	2,999.3	3,103.9	3,008.6	3,110.2

Diluted net earnings per common share - continuing operations	$0.96	$0.83	$3.09	$2.82
Diluted net earnings per common share - discontinued operations	$—	$—	$—	$0.57

Diluted net earnings per common share	$0.96	$0.83	$3.09	$3.39